UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
SCHEDULE 13D (Rule 13d-101) INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. __)
UNIVERSAL AMERICAN CORP.
(Name of Issuer)
Common Stock, $.01 par value
(Title of Class of Securities)
91338E101
(CUSIP Number)
Welsh, Carson, Anderson & Stowe X, L.P. 320 Park Avenue, Suite 2500 New York, New York 10022 Attention: Jonathan M. Rather Tel. (212) 893-9500	Othon Prounis, Esq. Ropes & Gray LLP 1211 Avenue of the Americas New York, New York 10036 Tel. (212) 596-9000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 29, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  [ ]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 91338E101

1.	NAME OF REPORTING PERSON: Welsh, Carson, Anderson & Stowe X, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY):
2.	(a) [ ] CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS ☐ REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) Not applicable
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 6,999,200
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 6,999,200
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,999,200
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES ☐ CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.9%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 91338E101

Schedule 13D

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the Common Stock, par value $0.01 per share (the “Common Stock”) of  Universal American Corp., a Delaware corporation (the “Company”).  The address of the Company’s principal executive offices is Six International Drive, Suite 190, Rye Brook, NY 10573.

Item 2.	Identity and Background.

(a)  This Schedule 13D is being filed on behalf Welsh, Carson, Anderson & Stowe X, L.P., a Delaware limited partnership (“WCAS X” or the “Reporting Person”).

(b)-(c)  The principal business of the Reporting Person is that of a private investment limited partnership.  The sole general partner of WCAS X is WCAS X Associates LLC, a Delaware limited liability company (“X Associates”).  The principal business of  X Associates is that of acting as the general partner of WCAS X.  Patrick J. Welsh, Russell L. Carson, Bruce K. Anderson, Robert A. Minicucci, Anthony J. de Nicola, Paul B. Queally, Jonathan M. Rather, D. Scott Mackesy, Sanjay Swani, John D. Clark, Sean M. Traynor, Thomas Scully, Eric J. Lee, Michael E. Donovan and Anthony F. Ecock are the managing members of  X Associates.  Sean M. Traynor and Thomas Scully are also members of the Company’s Board of Directors.  The principal address of each entity and individual named in this Item 2 is c/o Welsh, Carson, Anderson & Stowe, 320 Park Avenue, Suite 2500, New York, New York 10022.

 (d)–(e)  During the last five years, neither the Reporting Person nor the individuals named in this Item 2 have (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Each of the individuals named in this Item 2 other than D. Scott Mackesy is a citizen of the United States.  D. Scott Mackesy is a citizen of Canada.

Item 3.	Source and Amount of Funds or Other Consideration.

The responses to Items 4 and 6 of this Schedule 13D are incorporated herein by reference.

CUSIP No. 91338E101

On April 29, 2011, CVS Caremark Corporation (“CVS”) and Universal American Corp. (subsequently renamed Caremark Ulysses Holding Corp.) (“Old UAM”) consummated the Merger (as defined below) contemplated by the Agreement and Plan of Merger, dated as of December 30, 2010, as amended by Amendment No. 1 to Agreement and Plan of Merger, dated as of March 30, 2011, by and among CVS, Ulysses Merger Sub, L.L.C., an indirect wholly owned subsidiary of CVS (“Merger Sub”), and Old UAM (as amended, the “Merger  Agreement”).  Pursuant to the terms of the Merger Agreement and the Separation Agreement, dated as of December 30, 2010, as amended by Amendment No. 1 to Separation Agreement, dated as of March 8, 2011 (as amended, the “Separation Agreement”), by and among CVS, Old UAM and the Company (f/k/a Universal American Spin Corp.) and as further described in Item 4 below, WCAS X received 6,999,200 shares of Common Stock of the Company and $97,988,800 in cash in exchange for 6,999,200 shares of common stock of Old UAM. References to, and descriptions of, the Merger Agreement and the Separation Agreement are qualified in their entirety by reference to the Merger Agreement and Separation Agreement.  The Merger Agreement is incorporated herein as Exhibit 1 and the Separation Agreement is incorporated herein as Exhibit 2 by reference to Annex A and Annex B, respectively, to the Proxy Statement on Form 424B3 filed by Universal American Corp. with the Securities and Exchange Commission (the “Commission”) on April 4, 2011.

Item 4.	Purpose of Transaction.

The responses to Items 3 and 6 of this Schedule 13D are incorporated herein by reference.

Pursuant to the Merger Agreement and the Separation Agreement, (1) immediately prior to the Merger (as defined below), Old UAM separated all of its businesses other than its Medicare Part D Business and transferred those businesses to the Company and its subsidiaries and (2) Merger Sub merged (the “Merger”) with and into Old UAM, with Old UAM becoming a wholly-owned subsidiary of CVS.  Pursuant to the Merger Agreement, (A) each outstanding share of Old UAM’s common stock (other than shares held in Old UAM’s treasury, shares owned by Old UAM, CVS or any of their subsidiaries and restricted shares) was converted into the right to receive (i) from Old UAM, one share of Common Stock of the Company (the “Per Share Stock Consideration”), and (ii) cash consideration paid by CVS (the “Per Share Cash Consideration” and, together with the Per Share Stock Consideration, the “Per Share Closing Consideration”), and (B) CVS became the indirect owner of all of the shares of Old UAM’s common stock.  The Per Share Cash Consideration was equal to $14.00.  In connection with the closing of the Merger, Old UAM was renamed “Caremark Ulysses Holding Corp.” and the Company changed its name from Universal American Spin Corp. to Universal American Corp. Caremark Ulysses Holding Corp removed its common stock from listing on the New York Stock Exchange and filed with the Commission a certification on Form 15 requesting its deregistration.  The Company’s Common Stock is listed for trading on the New York Stock Exchange under the symbol “UAM.”

CUSIP No. 91338E101

Except as otherwise described in this Schedule 13D, the Reporting Person does not currently have any plans or proposals which relate to or would result in:  (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) any changes in the Company’s charter or by-laws or other actions which may impede the acquisition or control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to those enumerated above.  However, the Reporting Person reserves the right to change its plans at any time or from time to time, as it deems appropriate, in light of its ongoing evaluation of (a) its business and liquidity objectives, (b) the Company’s financial condition, business, operations, competitive position, prospects and/or share price, (c) industry, economic and/or securities markets conditions, (d) alternative investment opportunities, and (e) other relevant factors, in each case, subject to any applicable restrictions under law or contract.

Item 5.	Interest in Securities of the Issuer.

The information below with respect to percentage ownership is based on a total of 78,237,833 shares of voting Common Stock outstanding as of May 8, 2011, as provided by the Company.

(a)

WCAS X and X Associates

WCAS X directly beneficially owns 6,999,200 shares of Common Stock, or approximately 8.9% of the Common Stock outstanding.  X Associates, as the general partner of WCAS X, may be deemed to indirectly beneficially own the securities owned by WCAS X.

Managing Members of X Associates

(i)  Patrick J. Welsh directly beneficially owns 110,084 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

(ii)  Russell L. Carson directly beneficially owns 85,358 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

(iii)  Bruce K. Anderson directly beneficially owns 110,084 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

CUSIP No. 91338E101

(iv)  Robert A. Minicucci directly beneficially owns 96,522 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

(v)  Anthony J. deNicola directly beneficially owns 33,325 shares of Common Stock, and indirectly beneficially owns 4,482 shares of Common Stock held by deNicola Holdings, L.P., or in the aggregate less than 0.1% of the Common Stock outstanding.

(vi)  Jonathan M. Rather directly beneficially owns 5,230 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

(vii)  D. Scott Mackesy directly beneficially owns 2,121 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

(viii)  Sanjay Swani directly beneficially owns 2,711 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

(ix)  Sean M. Traynor directly beneficially owns 10,590 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

(x)  John D. Clark directly beneficially owns 2,121 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

(xi)  Thomas Scully directly beneficially owns 100,000 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

(xii)  Eric J. Lee directly beneficially owns 321 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

In addition, WCAS Management Corporation, a Delaware corporation, which is a management company that acts as the management company for WCAS X, and whose controlling stockholder is Jonathan M. Rather, beneficially owns 64,911 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

(b)         The managing members of X Associates may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Company owned by WCAS X. Each of the managing members of X Associates disclaims beneficial ownership of all securities other than those he owns directly, if any, or by virtue of his indirect pro rata interest, as a managing member of X Associates, in the securities owned by WCAS X.

(c)         Except as described in this statement, the Reporting Person has not effected any transactions in the Common Stock in the 60 days prior to the date of this statement.

(d)         Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of Common Stock owned by the Reporting Person.

(e)         Not applicable.

CUSIP No. 91338E101

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Items 3, 4 and 5 of this Schedule 13D are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1  -  Merger Agreement, incorporated by reference to Annex A to the Proxy Statement on Form 424B3 filed with the Commission by Universal American Corp. on April 4, 2011.

Exhibit 2  -  Separation Agreement, incorporated by reference to Annex B to the Proxy Statement on Form 424B3 filed with the Commission by Universal American Corp. on April 4, 2011.

CUSIP No. 91338E101

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 9, 2011

WELSH, CARSON, ANDERSON & STOWE X, L.P.
By:	/s/ David Mintz
Attorney-in-Fact